Filed by: First Horizon National Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: IBERIABANK Corporation

(Commission File No.: 001-37532)

Date: January 21, 2020

Disclaimer

Forward-Looking Statement

Portions of this presentation use non-GAAP financial information. Each of those portions is so noted, and a reconciliation of that non-GAAP information to comparable GAAP information is provided in a footnote or in the appendix at the end of this presentation. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. This presentation also includes certain non-GAAP financial measures related to "tangible common equity" and certain financial measures excluding notable items, including merger-related charges. Notable items include certain revenue or expense items that may occur in a reporting period which management does not consider indicative of ongoing financial performance. Management believes it is useful for the investment community to consider financial metrics with and without notable items in order to enable a better understanding of company results, facilitate comparability of period-to-period financial results, and to evaluate and forecast those results. Although FHN has procedures in place to ensure that these measures are calculated using the appropriate GAAP or regulatory components, they have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of results under GAAP. For more information on these calculations and to view the reconciliations to the most comparable GAAP measures, please refer to the appendix of this presentation.

This presentation contains forward-looking statements, which may include guidance, involving significant risks and uncertainties which will be identified by words such as "believe", "expect", "anticipate", "intend", "estimate", "should", "is likely", "will", "going forward" and other expressions that indicate future events and trends and may be followed by or reference cautionary statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements. These factors are outlined in our recent earnings and other press releases and in more detail in the most current 10-Q and 10-K. FHN disclaims any obligation to update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Other Information

In connection with FHN'S proposed merger-of-equals transaction with IBERIABANK Corporation ("IBKC"), FHN has filed with the SEC a registration statement on Form S-4 (No. 333-235757) to register the shares of FHN'S capital stock to be issued in connection with the proposed transaction. When effective, the registration statement will include a joint proxy statement of FHN and IBKC which will be sent to the shareholders of FHN and IBKC seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF FHN AND IBKC ARE URGED TO READ, AS FILED TO DATE AND AS AMENDED IN THE FUTURE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FHN, IBKC AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about FHN and IBKC, without charge, at the SEC's website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A. Billings Jr., First Horizon National Corporation, 165 Madison Avenue, Memphis, TN 38103, telephone (901) 523-5679, or Jefferson G. Parker, IBERIABANK Corporation, 200 West Congress Street, Lafayette, LA 70501, telephone (504) 310-7314.

Participants in the Solicitation

FHN, IBKC and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding FHN's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 11, 2019, and certain of its Current Reports on Form 8-K. Information regarding IBKC's directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 28, 2019, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

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Transformational Year in 2019 Successfully Executing on Commitments, Building Momentum 3 ● Strengthened franchise through market expansion, customer growth, improved efficiency, and more profitable funding mix Successfully Executed on Capital Bank Merger ● Focus on strategic priorities and benefits of countercyclical business model delivered strong balance sheet growth, fee income generation, and significant expense efficiencies Delivered on Investor Day Targets ● Earnings and balance sheet growth generated across the franchise in 2019 continues into 2020 Strong Business Momentum ● Merger of equals with IBERIABANK and Truist branch acquisition will expand opportunities in attractive high - growth markets, enhance scale, and create top - tier profitability MOE with IBKC Positions Company for Success

15 Peer estimates represent 25 large cap banks. CECL impact subject to change and will be highly influenced by macroeconomic forecast and loan portfolio composition. ● CECL replaces the current incurred loss methodology with a life of loan concept ● Currently expect a CECL allowance for loan losses ratio of 100bps to 110bps ● Average peer estimated allowance to loan ratio at 134bps ● Increase in reserve largely due to longer term consumer loans and establishment of reserve for previously marked/acquired loans; other commercial portfolios relatively stable CECL Impact from IBKC Merger CECL Impact ● Under CECL, acquired loans separated into purchase credit deteriorated (PCD) and non - purchase credit deteriorated (non - PCD) o PCD Loans – CECL reserve relating to PCD loans will be recorded as an allowance with remainder of mark recorded as a discount o Non - PCD Loans – Non - PCD loans are recorded net of credit and rate marks. The non - PCD loans also require an allowance to be established through provision expense in addition to the purchase accounting discount. Represents ‘double - count’ of credit mark impact ● Estimated loan credit mark of 1.2% of gross loans is composed of: o 0.5% PCD credit mark on gross loans o 0.7% non - PCD credit mark on gross loans; accreted back through income over the life of the loans (5 - years) ● Day 2 CECL reserve of 1.0x non - PCD credit mark (additional ‘double - count’ of 0.7% on gross loans); to be booked as provision expense immediately post closing CECL Adoption

Merger & Branch Acquisition Update

Initial Steps

- **Establish and Execute Communication Plans**
  - Announced transformational MOE with IBERIABANK and acquisition of 30 branches divested by Truist
  - Employee engagement with town hall meetings across all markets for IBERIABANK merger and branch acquisition
  - Regular ongoing communications with all employees
- **Framework for Integration Planning**
  - Established Merger Project Offices for MOE and branch acquisition
  - Held joint two day merger integration planning kickoff meeting
  - Planning underway for branch acquisition closing and conversion
  - Weekly discussions among senior leadership team to begin organizational planning for MOE
- **Complete Regulatory Filings and Initial Shareholder-Related Filings**
  - Filed regulatory applications for branch acquisition in November, and IBERIABANK merger in December
  - Filed S-4 in December

Next Steps

- Next tier of leadership to be determined in January 2020
- Developing Go-To models to evaluate systems & processes
- Shareholder meeting/vote
- Anticipate closing of branch acquisition in 2Q20
- Anticipate closing of IBERIABANK merger mid-2020

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